

February 17, 2011

Roger Agnelli
Chief Executive Officer
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio d Janeiro, RJ
Brazil

      Re: Vale S.A.
              Form 20-F for the Fiscal Year Ended December 31, 2009
              Filed April 29, 2010, as amended June 15, 2010
              File No. 1-15030

Dear Mr. Agnelli:

      We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      H. Roger Schwall
                      Assistant Director